
April 27, 2017

<u>Via E-Mail</u>

Andrew Hulsh
Pepper Hamilton LLP
The New York Times Building
620 Eight Avenue
New York, New York 10018-1405

> **Re: Sito Mobile Ltd.**
> **PRRN14A filed on April 26, 2017**
> **Filed by Stephen D. Baksa, Thomas Candelaria *et al***
> **File No. 1-37535**

Dear Mr. Hulsh:

The Office of Mergers and Acquisitions has conducted a limited review of the filing listed above. Our comments follow. All defined terms have the same meaning as in the proxy statement listed above.

Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>PRRN14A filed April 26, 2017</u>

<u>Background of the Consent Solicitation, page 8</u>

1. We note the new disclosure included on page 9 in response to comment 3 in our letter dated April 21, 2017. The disclosure indicates that as recently as March 31, 2017, nominee Thomas Thekkethala was meeting with representatives of SITO Mobile "to discuss opportunities for future cooperation between Evolving and the Company." We note that Mr. Thekkethala is the Chief Executive Officer of Evolving Systems, Inc., a company which is 21% owned by Karen Singer, who also owns 10.2% of Sito. Ms. Singer's son Julian, who participated in a meeting with SITO representatives, is

Andrew Hulsh, Esq.
Pepper Hamilton LLP
April 27, 2017
Page 2

also a director of Evolving. Ms. Singer has filed proxy materials indicating that she and her affiliates intend to conduct a proxy contest to elect three nominees at Sito's 2017 annual meeting of shareholders. An additional nominee, Matthew Stecker, is also a director of Evolving. Given these facts, we believe it is critical for shareholders of Sito to fully understand the interests of each of your nominees, including Mr. Thekkethala and Mr. Stecker, in the current solicitation, as required by Item 5(b) of Schedule 14A. Provide expanded disclosure describing the relationship between your nominees and participants in the solicitation and Evolving Systems, Inc. Your new disclosure should include a discussion of the "opportunities for future cooperation" discussed or intended to be discussed at the meeting, as well as any future possible relationships for which you may advocate if this solicitation is successful. We may have further comments.

2. See our last comment above. Notwithstanding your new disclosure on page 9 about the lack of any understandings or agreements with Ms. Karen Singer or Mr. Julian Singer and their affiliates regarding voting, holding or disposing of shares in Sito, please provide your analysis in your response letter as to why these individuals should not be deemed participants in the current solicitation as defined in Instruction 3(a) to Items 4 and 5 of Schedule 14A. We may have further comment.

If you have any questions regarding these comments or your filings in general, please feel free to contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Kevin Manz, Esq. (via email)